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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                   ElderTrust
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   284560 10 9
             -----------------------------------------------------
                                 (CUSIP Number)

                                Michael R. Walker
                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 444-6350
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 30, 1999
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  284560 10 9                                       Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Michael R. Walker
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF,00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   519,475
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   519,475
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          519,475
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
          [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________

Item 1.           Security and Issuer

                  This statement relates to the Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares"), of ElderTrust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 101 East State Street, Suite 100, Kennett Square, Pennsylvania 19348.

Item 2.           Identity and Background

                  This statement is being filed by Michael R. Walker, an individual, whose business address is c/o Genesis Health Ventures, Inc., 101 East State Street, Kennett Square, Pennsylvania 19348. Mr. Walker is a citizen of the United States. Mr. Walker is Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., a leading provider of healthcare and support services to the elderly. He also serves as Chairman of the Board of Trustees of the Issuer, which is a healthcare real estate investment trust with investments in healthcare-related real estate and mortgages.

                  Mr. Walker has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or continues to be subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Mr. Walker acquired 112,500 Common Shares upon the conversion into Common Shares of 112,500 units of limited partnership interest ("Units") in ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Operating Partnership") of which the Issuer is the sole general partner and majority limited partner, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"). The 112,500 Units were acquired by Mr. Walker in January 1998 from Genesis Health Ventures, Inc. using his personal funds for an aggregate consideration of $2,025,100, and were converted into Common Shares at the time of closing of the Issuer's initial public offering in January 1998 pursuant to the Partnership Agreement. Mr. Walker also has been granted options to acquire 150,000 Common Shares, which options vest ratably over three years commencing January 30, 1999 and were granted to him under the Issuer's 1998 Share Option and Incentive Plan. The option exercise price of these options is $18.00 per share, of which options for 50,000 shares are presently exercisable.

                  Mr. Walker also may be deemed to beneficially own a total of 318,975 Units in the Operating Partnership, which, pursuant to the terms of the Partnership Agreement, are redeemable by Mr. Walker for cash or, at the option of the Issuer, for Common Shares on a one-for-one basis beginning on March 30, 1999. Of these Units, (i) 21,875 Units were acquired by Mr. Walker directly in exchange for his interests in three properties that were contributed to the Operating Partnership in January 1998; (ii) 165,850 Units are held by a corporation, of which Mr. Walker is the principal stockholder and the sole officer, which corporation acquired the Units in exchange for interests in two properties that were contributed to the Operating Partnership in January 1998; and (iii) 131,250 Units are held by a partnership, of which a corporation controlled by Mr. Walker is the sole general partner, which acquired the Units as an organizational limited partner of the Operating Partnership.

                  In addition, Mr. Walker and his spouse are 1% general partners of a partnership, which acquired 38,000 Common Shares in open market transactions at a purchase price of $12.00 per share. A trust, of which Mr. Walker is the sole beneficiary, holds the 98% limited partnership interest.

Item 4.           Purpose of Transaction

                  The purpose of the acquisition of the Common Shares by Mr. Walker was to acquire the securities for investment purposes.

                  Mr. Walker, depending upon market conditions and other factors, in the future may acquire additional Common Shares or dispose of all or a portion of the Common Shares which he now owns or hereafter may acquire. Mr. Walker has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Trustees or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.           Interest in Securities of the Issuer

                  Mr. Walker may be deemed to beneficially own a total of 519,475 Common Shares, or approximately 6.9% of the outstanding Common Shares (after giving effect to the exercise of presently exercisable options for 50,000 Common Shares held by him and the redemption for Common Shares of 318,975 Units that are redeemable by Mr. Walker for cash, or, at the option of the Issuer, for Common Shares on a one-for-one basis beginning on March 30, 1999). See Item 3.

                  Mr. Walker has sole authority to vote and direct the disposition of all Common Shares he may be deemed to own beneficially.

                  Mr. Walker effected no transactions involving Common Shares during the 60 days prior to January 30, 1999.

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Walker.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Mr. Walker has unvested options for a total of 100,000 Common Shares that will vest 50% on January 30, 2000 and 50% on January 30, 2001. The option exercise price of these options is $18.00 per share.

Item 7.           Materials to be Filed as Exhibits

                  Not applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



February 22, 1999                                    /s/ Michael R. Walker
-----------------                                    --------------------------
       Date                                          Michael R. Walker








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